EXHIBIT 12.1

BankUnited Financial Corporation

Ratio of Earnings to Combined fixed Charges and Preferred Stock Dividends

	For the years ended September 30:
	2003	2002	2001	2000	1999
	(Dollars in thousands)
Fixed charges (excluding interest on deposits)
Interest on Borrowings	116,289	111,959	83,730	92,517	80,860
Rent (33%)	1,936	1,635	1,336	1,160	1,101

Total Fixed Charges	118,225	113,594	85,066	93,677	81,961
Income (loss) before income taxes and Extraordinary items	55,671	47,706	29,379	25,075	(5,497)

Earnings	173,896	161,300	114,445	118,752	76,464

Total fixed charges	118,225	113,594	85,066	93,677	81,961
Preferred stock dividends on a pretax basis	494	418	1,055	1,284	1,247

Combined fixed charges and preferred stock dividends	118,719	114,012	86,121	94,961	83,208

Ratio of earnings to combined fixed charges and preferred stock dividends	1.46.1	1.41:1	1.33:1	1.25:1	0.92:1

Fixed charges (including interest on deposits)
Interest on Deposits	82,559	105,212	143,134	126,629	106,655
Interest on Borrowings	116,289	111,959	83,730	92,517	80,860
Rent (33%)	1,936	1,635	1,336	1,160	1,101

Total Fixed Charges	200,784	218,806	228,200	220,306	188,616
Income (loss) before income taxes and Extraordinary items	55,671	47,706	29,379	25,075	(5,497)

Earnings	256,455	266,512	257,579	245,381	183,119

Total fixed charges	200,784	218,806	228,200	220,306	188,616
Preferred stock dividends on a pretax basis	494	418	1,055	1,284	1,247

Combined fixed charges and preferred stock dividends	201,278	219,224	229,255	221,590	189,863

Ratio of earnings to combined fixed charges and preferred stock dividends	1.27.1	1.22:1	1.12:1	1.11:1	0.96:1